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                                                              File No. 005-48641
            As filed with the Securities and Exchange Commission on June 8, 1999
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                ---------------

                                 SCHEDULE 13E-3
                        Rule 13E-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                               (Amendment No. 1)
                                ---------------



                             J. RAY MCDERMOTT, S.A.
                                (Name of Issuer)

                                ---------------



                         MCDERMOTT INTERNATIONAL, INC.
                      MCDERMOTT ACQUISITION COMPANY, INC.
                             J. RAY MCDERMOTT, S.A.
                      (Name of Person(s) Filing Statement)

                                ---------------


                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                ---------------


                                  P 64658 10 0
                     (CUSIP Number of Class of Securities)

                                ---------------



     S. Wayne Murphy                                 Robert H. Rawle
McDermott International, Inc.                     J. Ray McDermott, S.A.
    1450 Poydras Street                             1450 Poydras Street
   New Orleans, LA 70161                           New Orleans, LA 70161
 Telephone: (504) 587-5400                       Telephone: (504) 587-5400

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                ---------------

With Copies to:

     Christopher Mayer                                R. Joel Swanson
   Davis Polk & Wardwell                           Baker & Botts, L.L.P.
   450 Lexington Avenue                               One Shell Plaza
 New York, New York 10017                        Houston, Texas 77002-4995
 Telephone: (212) 450-4000                       Telephone: (713) 229-1234
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  This Amendment No. 1 ( "Amendment No. 1") amends and supplements the Rule 13e-
3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") originally filed with the Securities and Exchange Commission (the "Commission") on May 13, 1999 by (i) McDermott International, Inc., a Panama corporation ("Parent"), (ii) McDermott Acquisition Company, Inc., a Panama corporation ("Purchaser") and a wholly-owned subsidiary of Parent, and (iii) J. Ray McDermott, S.A., a Panama corporation (the "Company"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company (other than shares beneficially owned by Parent), at a price of $35.62 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 13, 1999 (the "Offer to Purchase") and the related Letter of Transmittal.

  On May 13, 1999, Parent and Purchaser filed a Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), as amended by Amendment No. 1 to the
Schedule 14D-1 filed with the Commission on May 14, 1999 and by Amendment No. 2 ("Amendment No. 2") to the Schedule 14D-1 filed with the Commission on June 7, 1999. The information set forth in Amendment No 2 to the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated by reference.

  All capitalized terms used in this Amendment No. 1 without definition have the meanings attributed to them in the Schedule 13E-3.

  The items of the Schedule 13E-3 set forth below are hereby amended as follows:

Item 1.  Issuer and Class of Security Subject to the Transaction

  Item 1(f) of the Schedule 13E-3 is hereby amended and supplemented by adding the following to the end thereof:

  The information set forth in the last paragraph of "Certain Projections" under "Certain Information Concerning the Company" of the Offer to Purchase is hereby amended and supplemented by the amended response to Item 3 of Amendment No. 2 to the Schedule 14D-1, which is incorporated herein by reference.

Item 2. Identity and Background

  Item 2 of the Schedule 13E-3 is hereby amended and supplemented by adding the following to the end thereof:

  The information set forth in the last paragraph of "Certain Projections" under "Certain Information Concerning the Company" of the Offer to Purchase is hereby amended and supplemented by the amended response to Item 3 of Amendment No. 2 to the Schedule 14D-1, which is incorporated herein by reference.

  The information set forth in Schedules I and II of the Offer to Purchase is hereby amended and supplemented by the amended response to Item 2 of Amendment No. 2 to the Schedule 14D-1, which is incorporated herein by reference.

Item 3. Past Contacts, Transactions or Negotiations

  Item 3 of the Schedule 13E-3 is hereby amended and supplemented by adding the following to the end thereof:

  The amended response to Item 3 of Amendment No. 2 to the Schedule 14D-1 is incorporated herein by reference.

Item 4. Terms of the Transaction

  Item 4(a) of the Schedule 13E-3 is hereby amended and supplemented by adding the following to the end thereof:

                                       2
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  The information set forth in "Background of the Offer; Recommendation of the
Independent Committee and the Company Board" of the Offer to Purchase is hereby amended and supplemented by the amended response to Item 3 of Amendment No. 2 to the Schedule 14D-1, which is incorporated herein by reference.

  The information set forth in the first paragraph of "Increased Interest in Net Book Value and Net Earnings of the Company" under "Certain Effects of the Offer" of the Offer to Purchase is hereby amended and supplemented by the amended response to Item 5 of Amendment No. 2 to the Schedule 14D-1, which is incorporated herein by reference.

Item 5. Plans or Proposals of the Issuer or Affiliate

  Item 5 of the Schedule 13E-3 is hereby amended and supplemented by adding the following to the end thereof:

  The amended response to Item 5 of Amendment No. 2 to the Schedule 14D-1 is incorporated herein by reference.

Item 7. Purpose(s), Alternatives, Reasons and Effects

  Item 7(a) of the Schedule 13E-3 is hereby amended and supplemented by adding the following to the end thereof:

  The amended response to Item 5 of Amendment No. 2 to the Schedule 14D-1 is incorporated herein by reference.

  Item 7(b) of the Schedule 13E-3 is hereby amended and supplemented by adding the following to the end thereof:

  The information set forth in "Background of the Offer; Recommendation of the Independent Committee and the Company Board" and "Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger" of the Offer to Purchase is hereby amended and supplemented by the amended response to
Item 3 of Amendment No. 2 to the Schedule 14D-1, which is incorporated herein by reference.

  The information set forth in "Fairness of the Offer and the Merger" of the Offer to Purchase is hereby amended and supplemented by the amended response to
Item 10 of Amendment No. 2 to the Schedule 14D-1, which is incorporated herein by reference.

  Item 7(c)-(d) of the Schedule 13E-3 is hereby amended and supplemented by adding the following to the end thereof:

  The information set forth in "Background of the Offer; Recommendation of the Independent Committee and the Company Board" and "Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger" of the Offer to Purchase is hereby amended by the amended response to Item 3 of Amendment No. 2 to the Schedule 14D-1, which is incorporated herein by reference.

  The information set forth in "Fairness of the Offer and the Merger" and "Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger" of the Offer to Purchase is hereby amended and supplemented by the amended response to Item 10 of Amendment No. 2 to the Schedule 14D-1, which is incorporated herein by reference.

  The information set forth in the first paragraph of "Increased Interest in Net Book Value and Net Earnings of the Company" under "Certain Effects of the Offer" of the Offer to Purchase is hereby amended and supplemented by the amended response to Item 5 of Amendment No. 2 to the Schedule 14D-1, which is incorporated herein by reference.

Item 8. Fairness of the Transaction

  Item 8(a)-(e) of the Schedule 13E-3 is hereby amended and supplemented by adding the following to the end thereof:

                                       3
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  The information set forth in "Background of the Offer; Recommendation of the
Independent Committee and the Company Board" and "Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger" of the Offer to Purchase is hereby amended and supplemented by the amended response to
Item 3 of Amendment No. 2 to the Schedule 14D-1, which is incorporated herein by reference.

  The information set forth in "Fairness of the Offer and the Merger" and "Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger" of the Offer to Purchase is hereby amended and supplemented by the amended response to Item 10 of Amendment No. 2 to the Schedule 14D-1, which is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals And Certain Negotiations

  Item 9 of the Schedule 13E-3 is hereby amended and supplemented by adding the following to the end thereof:

  The information set forth in "Background of the Offer; Recommendation of the Independent Committee and the Company Board" of the Offer to Purchase is hereby amended and supplemented by the amended response to Item 3 of Amendment No. 2 to the Schedule 14D-1, which is incorporated herein by reference.

  The information set forth in "Fairness of the Offer and the Merger" and "Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger" of the Offer to Purchase is hereby amended and supplemented by the amended response to Item 10 of Amendment No. 2 to the Schedule 14D-1, which is incorporated herein by reference.

  The information set forth in "Opinion of Financial Advisor to the Independent Committee" and "Opinion of Financial Advisor to the Finance Committee" of the Offer to Purchase is hereby amended and supplemented by the amended response to
Item 8 of Amendment No. 2 to the Schedule 14D-1, which is incorporated herein by reference.

Item 10.  Interest in Securities of the Issuer

  Item 10 of the Schedule 13E-3 is hereby amended and supplemented by adding the following to the end thereof:

  The amended response to Item 6 of Amendment No. 2 to the Schedule 14D-1 is incorporated herein by reference.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities

  Item 11 of the Schedule 13E-3 is hereby amended and supplemented by adding the following to the end thereof:

  The amended response to Item 7 of Amendment No. 2 to the Schedule 14D-1 is incorporated herein by reference.

Item 14.  Financial Information

  Item 14 of the Schedule 13E-3 is hereby amended and supplemented by adding the following to the end thereof:

  The information set forth in the last paragraph of "Certain Projections" under "Certain Information Concerning the Company" of the Offer to Purchase is hereby amended and supplemented by the amended response to Item 3 of Amendment No. 2 to the Schedule 14D-1, which is incorporated herein by reference.

Item 15.  Persons and Assets Employed, Retained or Utilized

  Item 15(a) of the Schedule 13E-3 is hereby amended and supplemented by adding the following to the end thereof:

  The information set forth in "Background of the Offer; Recommendation of the Independent Committee and the Company Board" of the Offer to Purchase is hereby amended and supplemented by the amended response to Item 3 of Amendment No. 2 to the Schedule 14D-1, which is incorporated herein by reference.

  The information set forth in the first paragraph of "Increased Interest in Net Book Value and Net Earnings of the Company" under "Certain Effects of the Offer" of the Offer to Purchase is hereby amended and supplemented by the amended response to Item 5 of Amendment No. 2 to the Schedule 14D-1, which is incorporated herein by reference.

  Item 15(b) of the Schedule 13E-3 is hereby amended and supplemented by adding the following to the end thereof:

  The amended response to Item 8 of Amendment No. 2 to the Schedule 14D-1 is incorporated herein by reference.

Item 16.  Additional Information

  Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following to the end thereof:

  The amended response to Item 10(f) of Amendment No. 2 to the Schedule 14D-1 is incorporated herein by reference.

Item 17.  Material to be Filed as Exhibits.

  (b)(5)   Materials Presented by Simmons on March 4, 1999
  (b)(6)   Materials Presented by Simmons on March 4, 1999
  (b)(7)   Materials Presented by Simmons on March 4, 1999
  (b)(9)   Materials Presented by Simmons on March 4, 1999
  (b)(10)  Materials Presented by Simmons on March 4, 1999
  (b)(11)  Materials Presented by Simmons on April 1, 1999
  (b)(12)  Materials Presented by Simmons on April 1, 1999
  (b)(13)  Materials Presented by Simmons on April 13, 1999
  (b)(14)  Materials Presented by Simmons on April 29, 1999
  (b)(15)  Materials Presented by Simmons on May 4, 1999
  (b)(16)  Materials Presented by Simmons on May 4, 1999
  (b)(17)  Materials Presented by Simmons on May 5, 1999
  (b)(18) Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated February 1, 1999.
  (b)(19) Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated March 15, 1999.
  (b)(20) Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated April 8, 1999.

                                       5
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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 1999

                              MCDERMOTT INTERNATIONAL, INC.


                              By:  /s/ S. W. Murphy
                                  ------------------------------------
                                  Name:  S. W. Murphy
                                  Title: Senior Vice President, General Councel
                                         and Corporate Secretary



                              MCDERMOTT ACQUISITION COMPANY, INC.


                              By:  /s/ Daniel R. Gaubert
                                  ------------------------------------
                                  Name:  Daniel R. Gaubert
                                  Title: Treasurer



                              J. RAY MCDERMOTT, S.A.


                              By:  /s/ R. H. Rawle
                                  ------------------------------------
                                  Name:  R. H. Rawle
                                  Title: President and Chief Operating Officer

                                       6
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                                  EXHIBIT INDEX

Exhibit No.                                       Description
(b)(5)   Materials Presented by Simmons on March 4, 1999
(b)(6)   Materials Presented by Simmons on March 4, 1999
(b)(7)   Materials Presented by Simmons on March 4, 1999
(b)(9)   Materials Presented by Simmons on March 4, 1999
(b)(10)  Materials Presented by Simmons on March 4, 1999
(b)(11)  Materials Presented by Simmons on April 1, 1999
(b)(12)  Materials Presented by Simmons on April 1, 1999
(b)(13)  Materials Presented by Simmons on April 13, 1999
(b)(14)  Materials Presented by Simmons on April 29, 1999
(b)(15)  Materials Presented by Simmons on May 4, 1999
(b)(16)  Materials Presented by Simmons on May 4, 1999
(b)(17)  Materials Presented by Simmons on May 5, 1999
(b)(18)  Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated February 1, 1999.
(b)(19)  Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated March 15, 1999.
(b)(20)  Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated April 8, 1999.